LIST OF EXHIBITS

Part II	Offering Circular
Part II and III	Financial Statements
Exhibit 2.1	Certificate of Formation
Exhibit 2.2	Limited Liability Company Agreement
Exhibit 4	Subscription Agreement
Exhibit 12	Legal Opinion